Exhibit 2.4

CARMANAH TECHNOLOGIES CORPORATION
Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Amounts in thousands of U.S. dollars unless otherwise stated)
(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Notes	June 30,	December 31,
		2013	2012

ASSETS
Cash		2,108	2,533
Restricted cash		-	154
Trade and other receivables		4,311	4,501
Inventories	3	2,714	3,226
Prepaids and other current assets		294	416
Total current assets		9,427	10,830

Equipment and leasehold improvements	4	1,015	1,098
Intangible assets	5	705	1,248
Total assets		11,147	13,176

LIABILITIES AND EQUITY
Liabilities
Trade and other payables		4,062	3,861
Provisions		748	550
Deferred revenue		171	69
Current liabilities		4,981	4,480

Equity
Share capital		37,617	36,982
Equity reserve	8	3,062	2,982
Accumulated other comprehensive loss		(56)	-
Deficit		(34,457)	(31,268)
Total equity		6,166	8,696

Total liabilities and equity		11,147	13,176

Commitments and contingencies – note 7

Approved and authorized for issue by the Board of Directors on August 12, 2013

John Simmons, Chief Executive Officer	Michael Sonnenfeldt, Chair of the Board

CARMANAH TECHNOLOGIES CORPORATION
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
			June 30,		June 30,
	Notes	2013	2012	2013	2012
		$	$	$	$

Revenues	10	6,319	6,063	13,284	11,420
Cost of sales	10	4,777	4,298	9,635	7,662
Gross profit		1,542	1,765	3,649	3,758

Operating expenditures
Sales and marketing		961	1,138	1,915	2,137
Research and development		468	582	1,061	1,088
General and administrative		1,610	1,470	2,864	2,904
Total operating expenditures	9	3,039	3,190	5,840	6,129

Operating loss		(1,497)	(1,425)	(2,191)	(2,371)

Other income/(expenses)
Gain on disposal of assets		-	-	2	-
Impairment of intangible assets	5	(965)	-	(965)	-
Other (expenses)/income		(13)	1	4	2
Foreign exchange (loss)/gain		(2)	(27)	(37)	7
		(980)	(26)	(996)	9

Loss before taxes		(2,477)	(1,451)	(3,187)	(2,362)

Income tax expense		-	-	(2)	-

Net loss		(2,477)	(1,451)	(3,189)	(2,362)

Other comprehensive loss
Foreign currency translation adjustments		(42)	-	(56)	-

Total comprehensive loss		(2,519)	(1,451)	(3,245)	(2,362)

Net loss per share
Basic and Diluted		(0.05)	(0.03)	(0.06)	(0.05)

Weighted average number of shares outstanding:
Basic and Diluted (in thousands)		50,186	43,348	50,109	43,322

CARMANAH TECHNOLOGIES CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except number of shares)
(Unaudited)

		Issued capital		Equity	Subtotal	Deficit	Accumulated	Total equity
	Notes	# of shares	Amount	reserve			other
							comprehensive
							loss
		(‘000)

Balance, January 1, 2012		43,074	34,742	3,204	37,946	(27,347)	-	10,599
Net loss		-	-	-	-	(2,362)	-	(2,362)
Share-based payments	8	-	-	151	151	-	-	151
Shares issued under stock compensation plans		275	185	(185)	-	-	-	-
Balance, June 30, 2012		43,349	34,927	3,170	38,097	(29,709)	-	8,388
Net loss		-	-	-	-	(1,559)	-	(1,559)
Share-based payments		-	-	106	106	-	-	106
Shares issued under stock compensation plans		539	294	(294)	-	-	-	-
Shares issued in private placement, net of issuance cost of $48		3,982	1,761	-	1,761	-	-	1,761
Balance, December 31, 2012		47,870	36,982	2,982	39,964	(31,268)	-	8,696
Net loss		-	-	-	-	(3,189)	-	(3,189)
Share-based payments	8	-	-	108	108	-	-	108
Shares issued to acquire Spot Devices Inc.	11	2,222	607	-	607			607
Shares issued under stock compensation plans		95	28	(28)	-	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(56)	(56)
Balance, June 30, 2013		50,187	37,617	3,062	40,679	(34,457)	(56)	6,166

CARMANAH TECHNOLOGIES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

		Six months ended June 30,
	Notes	2013	2012
OPERATING ACTIVITIES
Net loss		(3,189)	(2,362)
Add back (deduct) items not involving cash:
Amortization		475	565
(Gain) on disposal of assets		(2)	-
Impairment of intangible assets	5	965	-
Share-based payments		108	151
Unrealized foreign exchange (gain) loss		(136)	12
Changes in working capital and other items:
Trade and other receivables		190	825
Inventories		512	(1,148)
Prepaids and other current assets		122	(139)
Trade and other payables		201	554
Provisions		198	(110)
Deferred revenue		102	88
Net cash used in operating activities		(454)	(1,564)

INVESTING ACTIVITIES
Proceeds from sale of assets		6	-
Purchase of equipment and leasehold improvements	4	(125)	(91)
Purchase of intangible assets	5	(51)	(124)
Net cash used in investing activities		(170)	(215)

Foreign exchange effect on cash		45	(12)
Decrease in cash		(579)	(1,791)
Cash and restricted cash at beginning of period		2,687	4,934
Cash and restricted cash at end of period		2,108	3,143

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

1.	SUMMARY OF BUSINESS AND BASIS OF PREPARATION

1.1.       General business description
Carmanah Technologies Corporation (the “Company”, “Carmanah”) was incorporated under the provisions of the Business Corporation Act (Alberta) on March 26, 1996 and was continued under the provisions of the Business Corporations Act (British Columbia) on August 24, 2009. The Company is in the business of developing and distributing renewable and energy-efficient technologies, including solar-power LED lighting, and solar powered systems and equipment.

Carmanah is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”). The Company’s head office is located at 250 Bay Street, Victoria, British Columbia, Canada, V9A 3K5. The Company’s registered and records office was located at Farris, Vaughan, Wills & Murphy LLP, 25th floor, 700 West Georgia Street, Vancouver British Columbia V7Y 1B3. In July 2013, the Company’s registered and records office is now located at Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia V7X 1T2.

1.2.       Basis of preparation and statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim financial reporting which is in accordance with International Financial Reporting Standards (“IFRS”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 2012. These condensed consolidated interim financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and financial liabilities which are measured at fair market value.

There have been no significant changes to the Company’s accounting policies from those disclosed in the consolidated financial statements for the years ended December 31, 2012 and 2011 except as noted below. There were no significant changes in the Company’s significant judgments and estimates in the period, however, significant judgment was made by management in the determining whether the Company’s carrying value of the intangible assets were impaired at June 30, 2013.

Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), IAS 19 (Employee Benefits) and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on the unaudited interim condensed consolidated financial statements except IFRS 13. The Company has provided additional disclosures as a result of IFRS 13 in Note 12.

2.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after June 30, 2013. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the below.

Effective for annual periods beginning on or after January 1, 2015:

  IFRS 9, Financial Instruments (“IFRS 9”) – replaces IAS 39, Financial Instruments: Recognition and measurement (“IAS 39”). IFRS 9 simplifies the classification and measurement requirements for financial instruments, which replaces the multiple classification and measurement models in IAS 39.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

3.	INVENTORIES

	June 30, 2013	December 31, 2012

Finished goods	1,720	2,319
Raw materials	1,895	1,613
Provision for obsolescence	(901)	(706)
Net inventories	2,714	3,226

For the six months ended June 30, 2013, inventory recognized as an expense in cost of sales amounted to $8.7 million (June 30, 2012 - $7.2 million). Included in the above amounts were inventory write downs of $0.2 million (June 30, 2012 - $0.1 million). There were no reversals of previously recorded inventory write downs. As at June 30, 2013, the Company anticipates the net inventory will be realized within one year.

4.	EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company’s equipment and leasehold improvements are broken down as follows:

	Computer	Leasehold	Office	Production	Research	Total
	hardware	improvements	equipment	equipment	and
					tradeshow
					equipment
Cost
Balance January 1, 2012	898	621	129	806	542	2,996
Additions	84	-	-	30	16	130
Disposals	-	-	(21)	(68)	(33)	(122)
Balance December 31, 2012	982	621	108	768	525	3,004
Additions	3	-	-	122	-	125
Acquisition of Spot (note 11)	-	-	-	18	-	18
Disposals	(1)	-	(6)	-	-	(7)
Balance June 30, 2013	984	621	102	908	525	3,140

Accumulated amortization
Balance January 1, 2012	774	46	62	361	322	1,565
Amortization for the year	78	124	15	143	97	457
Disposals	-	-	(21)	(63)	(32)	(116)
Balance December 31, 2012	852	170	56	441	387	1,906
Amortization for the period	32	62	7	74	48	223
Disposals	(1)	-	(3)	-	-	(4)
Balance June 30, 2013	883	232	60	515	435	2,125

Carrying amounts
At December 31, 2012	130	451	52	327	138	1,098
At June 30, 2013	101	389	42	393	90	1,015

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

5.	INTANGIBLE ASSETS

The Company’s intangible assets are broken down as follows:

	Patents and	Software	License rights	Acquired	Product	Total
	trademarks			intangibles	development
				(Note 11)	assets
Cost
Balance, January 1, 2012	669	2,159	-	-	545	3,373
Additions	60	1	450	-	-	511
Balance, December 31, 2012	729	2,160	450	-	545	3,884
Additions	38	13	-	623	-	674
Balance, June 30, 2013	767	2,173	450	623	545	4,558

Accumulated amortization
Balance, January 1, 2012	364	1,217	-	-	413	1,994
Amortization for the year	86	361	63	-	132	642
Balance, December 31, 2012	450	1,578	63	-	545	2,636
Amortization for the period	39	168	45	-	-	252
Impairment loss recognized	-	-	342	623	-	965
Balance, June 30, 2013	489	1,746	450	623	545	3,853

Carrying amounts
At December 31, 2012	279	582	387	-	-	1,248
At June 30, 2013	278	427	-	-	-	705

During the second quarter of 2013, the Company recognized an impairment loss of $0.3 million associated with its license rights asset. The license rights asset relates to a five year exclusive world-wide marketing license with Laser Guidance Inc (“LG”) which was signed in May 2012. Under this agreement, the Company has access to a portfolio of tactical (e.g. mobile) aviation related precision mobile laser guidance approach systems that are designed and manufactured by LG. The Company had made fixed payments to LG totaling $0.45 million and was amortizing this amount over the term of the agreement. To date, no sales have been made as a result of this agreement. Previous impairment analysis indicated a meaningful volume of sales opportunities, with most underlying projects having longer sales cycles. During the second quarter of 2013, a detailed review of the sales opportunities found that they were related to non-tactical (e.g. fixed) approach systems, which are technically not covered by this agreement. As a result of this and continued uncertainties surrounding the success of our sales efforts associated with products covered under this agreement, this asset was fully written off at June 30, 2013.

As detailed in financial statement note 11, intangible assets of approximately $0.6 million were recognized on the acquisition of Spot Devices Inc (“Spot”). Upon closing the “acquired intangibles” primarily relate to customer lists, sales backlogs, product and associated regulatory certifications, and license rights to a proprietary software system referred to as System Infrastructure Management Application (“SIMA”). An impairment of $0.6 million was recognized in the second quarter of 2013, as a result of factors outlined in financial statement note 11.

6.	CREDIT FACILITIES

In 2012, the Company secured a new CDN $5.0 million revolving demand and a CDN $0.5 million term credit facility (“Facility”) with Royal Bank of Canada (“RBC”) which included certain covenants such as earnings and liquidity thresholds. As the Company has not been in compliance with the above covenants, it was prevented from drawing on the Facility. On July 16, 2013, the Facility was cancelled by RBC. In the foreseeable future, any borrowings (i.e. foreign exchange hedging; letters of credit etc.) with RBC will continue to be on a cash secured basis.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

7.	COMMITMENTS AND CONTINGENCIES

7.1.       Commitments
Carmanah has an agreement with a contract manufacturer to build and supply a large portion of its manufactured products. Under this agreement, the Company provides demand forecasts to the contract manufacturer outlining expected sales levels. The contract manufacturer utilizes these demand forecasts to acquire raw materials and inventory to support that demand. If sales are below the forecast, the Company will be required to purchase the excess inventory. At June 30, 2013, the contract manufacturer held approximately $1.3 million (December 31, 2012 - $1.1 million) in inventory and $1.9 million (December 31, 2012 - $2.2 million) in outstanding committed purchase orders.

Other than the potential conditional payment outlined in note 11, there have been no significant changes in other contractual obligations since those reported in the financial statements for the year ended December 31, 2012.

7.2.       Contingent liabilities
On July 18, 2013, the Company was named in a United States District Court lawsuit filed by R.D. Jones, Stop Experts, Inc., and RRFB Global, Inc. (all of which are related parties) alleging patent infringement with respect to a specific flash pattern used with respect to Carmanah’s solar powered flashing beacons for the traffic safety market. The plaintiff has also sought a temporary restraining order and a motion for preliminary injunction to which Carmanah, through its US based attorneys, Dorsey & Whitney LLP, has filed opposition. Carmanah intends to defend itself and will file appropriate responses to the Court as required to do so. The outcome of these matters are not currently determinable.

8.	SHARE-BASED PAYMENTS

The total compensation expense for the period is outlined in the table below:

	Notes	Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
Stock options	8.1	52	31	72	64
Share units	8.2	11	59	36	87
Total compensation expense		63	90	108	151

Currently, all outstanding awards issued are equity settled, although the current plan does allow for cash settlement if elected by the Board of Directors.

The following table provides a reconciliation of the maximum shares issuable under stock based compensation plans as at June 30, 2013:

Available shares (10% of outstanding shares at June 30, 2013)	5,018,685
Less:
Stock options outstanding at June 30, 2013	2,998,000
Share units outstanding at June 30, 2013	108,852
Number of shares issuable under stock based compensation plans	1,911,833

The details on how these compensation costs were calculated are outlined in the respective sections below.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

8.1.       Stock options
The following is a summary of the status of the stock options outstanding and exercisable at June 30, 2013 and 2012. The weighted average exercise price is stated in Canadian dollars.

	2013		2012
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Balance, January 1	1,445,800	0.65	2,094,156	0.78
Granted	1,780,000	0.32	-	-
Forfeited	(227,800)	(0.97)	(14,500)	(0.71)
Balance, June 30	2,998,000	0.42	2,079,656	0.78

The following table summarizes the stock options outstanding and exercisable at June 30, 2013 and December 31, 2012. The weighted average exercise price is stated in Canadian dollars:

	Options outstanding			Options exercisable
		WA1 remaining	WA1 exercise		WA1 remaining	WA1 exercise
Range (exercise price)	Number	life[2]	price	Number	life[2]	price
At June 30, 2013
$0.28 to $0.52	2,430,000	4.3	$ 0.35	250,000	3.3	$0.50
$0.53 to $0.72	264,000	2.5	$ 0.53	220,000	2.5	$0.53
$0.73 to $1.00	304,000	1.9	$ 0.92	204,000	0.5	$1.00
	2,998,000	3.9	$ 0.43	674,000	2.2	$0.66
At December 31, 2012
$0.50 to $0.52	750,000	3.8	$ 0.50	250,000	3.8	$0.50
$0.53 to $0.72	282,000	3.0	$ 0.53	188,000	3.0	$0.53
$0.73 to $1.03	413.800	1.0	$ 1.00	413,800	1.0	$1.00
	1,445,800	2.8	$ 0.65	851,800	2.3	$0.75

[1]	WA – weighted average
[2]	– Life in years

Using the Black-Scholes option pricing model, the weighted average fair value of the options granted during the period ended June 30, 2013 was $0.13 CDN per share. There were no options granted during the same period in the prior year. The option valuations were determined using the following weighted average assumptions:

Period ending June 30, 2013
Risk-free interest rate	1.14%
Expected dividend yield	0%
Forfeiture rate	14.1%
Stock price volatility	65.6%
Expected life of options	3.4 years

Stock price volatility was determined solely using the historical volatility of the Company’s share price using the same period as the expected life of the options.

8.2.       Share units (RSU/PSU/DSU)
During the six months ended June 30, 2013, the Company granted 153,356 Restricted Share Units (“RSUs”) (2012 – 107,783) with a weighted average fair value of $0.27 CDN per unit (2012 - $0.48 CDN). The Company issued no Performance Share Units (“PSUs”) during the six months ended June 30, 2013 or 2012.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

A reconciliation of share unit activity during the periods is outlined below:

	Restricted	Performance	Total
	share units	share units	share units
Balance January 1, 2013	54,340	24,932	79,272
Granted	153,356	-	153,356
Vested and issued	(89,819)	(4,500)	(94,319)
Forfeited	(29,457)	-	(29,457)
Balance June 30, 2013	88,420	20,432	108,852

Balance, January 1, 2012	404,737	323,633	728,370
Granted	107,783	-	107,783
Forfeited	-	(1,000)	(1,000)
Vested and issued	(194,752)	(79,768)	(274,520)
Balance June 30, 2012	317,768	242,865	560,633

Of the share units outstanding at June 30, 2013, 44,966 RSUs were vested but not issued. All of these units vested on June 30, 2013 but were issued in early July 2013 as the markets were closed on the vesting date. Of the share units outstanding at June 30, 2012, 189,434 RSUs were vested but not issued. There are no performance criteria for any of the share units outstanding at June 30, 2013 other than continued employment within the Company.

9.	OPERATING EXPENDITURES

The components of operating expenditures by nature are outlined below:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Salaries, commissions and other direct compensation	1,637	1,857	3,381	3,739
Share-based payments	63	90	108	151
Marketing, advertising and other related expenses	87	93	196	157
Development expenses	56	104	155	152
Travel and related expenses	149	183	269	346
Occupancy costs	94	106	197	213
Telecom and IT expenses	145	179	297	322
Professional fees, insurance and public company costs	356	233	526	412
Amortization	200	253	400	493
Bank charges and bad debts	235	64	271	89
Other expenses	17	28	40	55
Total operating expenditures	3,039	3,190	5,840	6,129

Total amortization expense as noted in the statement of cash flows includes amortization classified under cost of sales.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

Beginning in 2013, management decided to present costs associated with its engineering group used to support the Company’s Solar EPC services segment under the caption “Research, engineering and development”. These costs were previously classified under “General and administrative”, and mainly consist of salaries, travel and other related costs. This reclassification was made to better characterize the nature of these expenditures. The following table outlines the reclassifications made by quarter for the 2012 periods, there was no impact on net loss, loss per share, cash flows or the statement of financial position for any periods presented.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
As previously disclosed in 2012
Research and development	359	481	391	375	1,606
General and administration	1,581	1,571	1,519	1,571	6,242

2013 change
Research, engineering and development	147	101	112	99	459
General and administration	(147)	(101)	(112)	(99)	(459)

As disclosed in 2013
Research, engineering and development	506	582	503	474	2,065
General and administration	1,434	1,470	1,407	1,472	5,783

10.	SEGMENTED INFORMATION

Recent efforts to increase focus and oversight within the various markets the Company operates in has resulted in an expansion of the number of reportable segments which management (or more specifically the Company’s chief operating decision-maker) evaluates. These segments are being reported for the first time in 2013. Last year the Company disclosed two reporting segments: the “Lighting” division, which included our Signals (which included Traffic, Marine, and Aviation/Obstruction) and Outdoor Lighting sectors and the “Solar Power Systems” division, which included our GoPower! and Solar EPC (engineering, procurement & construction) Services sectors. The reportable segments now used by management are outlined below.

Segment	Products offered/Markets served
Traffic	Solar LED flashing beacons for various roadway applications, mainly focused on the North American market.
Marine	A complete range of marine lighting solutions sold worldwide, including a variety of products manufactured by Sabik under a partnership arrangement.
Aviation/Obstruction	LED aviation and obstruction lighting sold worldwide. Within Aviation the Company offers total airfield solutions, from approach lightings to apron lighting, and both solar to hybrid power systems. Within Obstruction, the Company offers simple and self-contained obstruction marking lights which provide a range of solutions for marking towers and other obstruction to aerial and ground navigation.
Outdoor Lighting	LED lighting systems for off-grid lighting applications, including street, parking lot, park, and pathway applications. Products are sold worldwide using a variety of distribution models
GoPower!	Mobile power solutions for the North American market. Built for the hard demands of RV, utility, and fleet vehicles, as well as marine applications, Go Power!’s complete line of solar chargers, inverters, regulators and power accessories deliver electricity where grid-power is inaccessible or unavailable.
Solar EPC Services	The design, procurement and construction of grid-connected solar power systems in the Canadian industrial market.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

Management evaluates each segment’s performance based on gross margin which factors in directly attributable segment revenues, cost of goods sold, and gross margins. Segment profit represents profits without allocation of operating expenses as these costs are not included in the measures that the chief operating decision marker uses to evaluate and assess segment performance. Operating expenditures such as sales and marketing, research, engineering and development as well as general and administrative expenses, which cannot accurately be attributed between various segments, have not been allocated between segments. In addition, a number of the segments share certain inventory and other assets, therefore the Company cannot disclose assets on a segmented basis.

	Traffic	Marine	Aviation	Outdoor	GoPower!	Solar EPC	Total
			Obstruction	Lighting		Services
For the three months ended June 30, 2013
Revenue	1,111	844	1,103	460	2,179	622	6,319
Gross margin	408	237	170	73	583	71	1,542
Gross margin %	36.7%	28.1%	15.4%	15.9%	26.8%	11.4%	24.4%
Total operating expenses							(3,039)
Other expenses							(980)
Loss before tax							(2,477)
For the three months ended June 30, 2012
Revenue	725	1,350	760	916	1,712	600	6,063
Gross margin	287	414	329	165	501	69	1,765
Gross margin %	39.6%	30.7%	43.3%	18.0%	29.3%	11.5%	29.1%
Total operating expenses							(3,190)
Other expenses							(26)
Loss before tax							(1,451)
For the six months ended June 30, 2013
Revenue	2,409	1,669	2,116	908	4,370	1,812	13,284
Gross margin	1,005	442	497	159	1,264	282	3,649
Gross margin %	41.7%	26.5%	23.5%	17.5%	28.9%	15.6%	27.5%
Total operating expenses							(5,840)
Other expenses							(996)
Loss before tax							(3,187)
For the six months ended June 30, 2012
Revenue	1,265	2,799	1,705	1,692	3,305	654	11,420
Gross margin	490	969	772	386	1,076	65	3,758
Gross margin %	38.7%	34.6%	45.3%	22.8%	32.6%	9.9%	32.9%
Total operating expenses							(6,129)
Other income							9
Loss before tax							(2,362)

Geographic

For geographical reporting, revenues are attributed to the geographic location in which the customer is located:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
North America	5,586	4,797	11,888	9,144
South America	133	346	275	549
Europe	484	534	930	1,065
Middle East and Africa	28	98	74	206
Asia Pacific	88	288	117	456
Total revenues	6,319	6,063	13,284	11,420

As at June 30, 2013, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in the United States of America of $1.5 million (December 31, 2012 - $1.2 million).

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

11.	ACQUISITION OF SPOT DEVICES INC.

On January 4, 2013 (“Acquisition Date”), the Company signed an asset purchase agreement to acquire the pedestrian and school zone traffic device systems business assets of Spot Devices Inc (“SDI” or “Spot”). This agreement provided for the transfer of various business assets to Carmanah and a royalty free right to license a proprietary SIMA software from an associated company of Spot, Cirrus Systems, LLC (“Cirrus”). The license agreement for SIMA was not signed on January 4th as certain terms had not been finalized. In early July 2013, Carmanah concluded that it would not be able to sign an agreement as it was unable to secure economically viable license terms for a service that underpinned a number of Spot’s acquired traffic products.

This acquisition was determined to be a business combination. The assets acquired included inventory, equipment, and various assets related to products produced and sold by Spot including patents, trademarks, marketing material, contracts, technical information, etc. The primary driver behind the acquisition was to immediately expand our product portfolio, gain access to new customers, and build economies of scale within this market vertical.

An initial payment was made through the issuance of 2,222,222 common shares of Carmanah issued upon closing. The share price on January 4, 2013 was CDN $0.27. The agreement also includes a conditional payment payable in cash which is based upon cumulative Gross Revenues earned over the calendar years 2013 and 2014. It is calculated as 12.5% of the portion of cumulative 2013 and 2014 Gross Revenues from the sale of the combined Traffic products exceeding $17.5 million. The current forecasted revenues for 2013 and 2014 within the Traffic vertical fall below the threshold. There was no value attributed to this conditional payment at acquisition.

At the Acquisition Date, management’s estimate of the total consideration for the acquisition and final purchase price allocation, in accordance with IFRS 3 – Business Combinations, was as follows:

$
Consideration
Fair-value of shares issued	607

Identifiable assets acquired and liabilities assumed
Inventory	216
Equipment	18
Customer list and other intangibles	623
Product warranty liability	(250)
Identifiable net assets acquired	607

This acquisition contributed approximately $0.9 million in revenues and $0.4 million in gross margins during the first half of 2013. This amount solely relates to Spot products sold during the period, and would exclude sales of existing traffic products to their customers and incremental operating costs associated with supporting this business, as these are not tracked or practically determinable.

Due to a variety of events that have occurred subsequent to the acquisition, management has concluded the underlying intangibles acquired are now impaired. Of the events, most significantly was the inability to secure an economically viable SIMA license agreement. This resulted in a large reduction in the number of Spot products that can be sold going forward as SIMA was highly integrated and has resulted in a higher than expected churn rate with legacy customers. Going forward the Company is working to mitigate these factors. However, the Company is uncertain if significant future cash flows will continue to be generated from this acquisition or if it will be able to adequately identify these cash flows. Consequently, management has booked an intangible impairment of approximately $0.6 million in the second quarter of 2013.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the six months ended June 30, 2013 and 2012
(Unaudited)

12.	FINANCIAL INSTRUMENTS

Classification and carrying value

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments:

	June 30, 2013	December 31, 2012
Loans and receivables
Cash and restricted cash	2,108	2,687
Trade and other receivables	4,311	4,501

Other financial liabilities
Trade and other payables	4,062	3,861

Fair value

The following fair value measurement hierarchy is used for financial instruments that are measured in the statement of financial position at fair value:

  Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
  Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
  Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company does not have any financial instruments at fair value at June 30, 2013.

The carrying value of cash, trade and other receivables, and trade and other payables approximates their fair value due to the relatively short-term maturity of these financial instruments.

There were no significant changes in the Company’s financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2012 except for the following:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company tries to ensure there is sufficient capital in order to meet short-term business requirements by regularly forecasting and projecting future operating results and by managing its working capital. The Company faces significant challenges in order to achieve profitability and there can be no assurances that Carmanah will be able to maintain adequate liquidity. Management’s ability to meet obligations in the ordinary course of business is dependent upon the Company’s ability to establish profitable operations or raise capital as needed.